June 13, 2017

Via EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:      Johnny Gharib

RE:	AcelRx Pharmaceuticals, Inc.

Registration Statement on Form S-3

Filed June 5, 2017

File Number: 333-218506

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-3 (the “Filing”) to become effective at 4:00 p.m. Eastern Time on Wednesday, June 14, 2017, or as soon thereafter as is practicable.

Very truly yours,

AcelRx Pharmaceuticals, Inc.

/s/ Jane Wright-Mitchell

By:         Jane Wright-Mitchell

Chief Legal Officer

cc:           Mark B. Weeks

Robert W. Phillips

Cooley llp